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04024511

April 15, 2004

APR 20 2004

<u>BY HAND DELIVERY</u>

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

SUPPL

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed a press release dated April 6, 2004, announcing Air France's traffic figures for March 2004.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

Linda Hesse

Linda A. Hesse

PROCESSED
APR 22 2004
THOMSON FINANCIAL

dlw 4/22

cc: Jean-Marc Bardy
Dominique Barbarin
Air France

Roissy, 6 April 2004

MARCH 2004 TRAFFIC

- **5.2% increase in traffic**
- **Seat load factor at 76.2% (up 1 point)**

Passenger Operations

During March, traffic grew by 5.2% for a 3.9% increase in capacity. As a reminder, March 2003 traffic was impacted by the Iraq crisis. The load factor increased by 1.0 point to 76.2%.

For the 2003-04 fiscal year, traffic grew by 1.7%, for a 2.4% increase in capacity. The load factor stood at 75.6% (down 0.5 points).

- **Long-haul network**

The long-haul network posted a 5.2% traffic growth for a 3.4% increase in capacity. The load factor came out at 81.7%, up 1.4 points.

- On North American routes, traffic increased by 10.4% and capacity by 2.1%. The load factor stood at a high 84.5% (up 6.4 points).
- The Latin American sector remained extremely buoyant, with a 5.6-point improvement in the load factor (85.4%), as traffic rose by 26.6% for a 18.3% increase in capacity.
- The Asian network posted a strong growth in traffic (up 12.3%) for a 8.8% increase in capacity. The load factor came out at 80.7% (up 2.5 points).
- On the Caribbean/Indian Ocean network, marked by a significant increase in the competition's capacity compared to the same year-earlier period, capacity was reduced by 6.7%, while traffic dropped 13.6%. Although down 6.5 points, the load factor remained at the high level of 82.0%.
- On the Africa/Middle East routes, the load factor gained 3.7 points reaching 74.0%, as traffic grew by 12.3% for a 6.7% increase in capacity.

- **International medium-haul network**

The international medium-haul network posted a 10.4% growth in traffic for a 7.2% increase in capacity. The load factor gained 1.7 points to 60.9%.

- **Domestic network**

On the domestic network, traffic declined by 1.0% for a 2.6% increase in capacity, resulting in a 2.3-point decrease in the load factor (63.8%). The same year-earlier period had benefited from a very favourable competitive situation.

Cargo Operations

With a 6.1% increase in capacity in March, cargo traffic dropped 1.8% and the load factor declined by 5.4 points to 66.6%.
Excluding the impact of statistical change*, capacity rose 4.9% and the load factor decreased by 4.6 points.

For 2003-2004, cargo traffic remained stable (down 0.2%) for a 1.8% increase in capacity. The load factor came out at 64.0% (down 1.3 points).
Excluding the impact of statistical change*, capacity posted a 1.1% increase and the load factor declined by 0.9 point.

Calendar

- **Tuesday 20 April 2004**: Air France Extraordinary General Meeting at 2:30 pm (Paris time) at the CNIT in Paris La Défense.

- **Wednesday 26 May 2004**:
  - Publication of annual results for 2003-2004 before the opening of Euronext Paris.
  - Analysts meeting at 3:00 pm (Paris time) at Roissy CDG.

* The implementation of a change in the statistics referential from September has artificially boosted capacity growth and therefore artificially reduced the load factor.

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr

STATISTICS

Passenger Operations

March 2004 / March 2003	Capacity (ASK)		Traffic (RPK)		Load factor	
	million	%	million	%	%	change
Group long-haul	**8,461**	**+3.4%**	**6,909**	**+5.2%**	**81.7%**	**+1.4**
Americas	*3,188*	*+6.3%*	*2,702*	*+14.6%*	*84.8%*	*+6.2*
Asia	*1,948*	*+8.8%*	*1,572*	*+12.3%*	*80.7%*	*+2.5*
Africa-Middle East	*1,175*	*+6.7%*	*870*	*+12.3%*	*74.0%*	*+3.7*
Caribbean-Indian Ocean	*2,170*	*-6.7%*	*1,779*	*-13.6%*	*82.0%*	*-6.5*
Group Europe	**1,913**	**+7.2%**	**1,165**	**+10.4%**	**60.9%**	**+1.7**
Air France	*1,668*	*+6.7%*	*1,022*	*+10.1%*	*61.3%*	*+1.9*
Regional subsidiaries	*245*	*+10.8%*	*142*	*+11.8%*	*58.1%*	*+0.6*
Group domestic	**1,322**	**+2.6%**	**844**	**-1.0%**	**63.8%**	**-2.3**
Air France	*1,110*	*+2.0%*	*733*	*-1.7%*	*66.0%*	*-2.5*
Regional subsidiaries	*212*	*+5.9%*	*111*	*+3.8%*	*52.3%*	*-1.1*
Total Group	**11,696**	**+3.9%**	**8,918**	**+5.2%**	**76.2%**	**+1.0**
Total Air France	11,239	+3.7%	8,664	+5.1%	77.1%	+1.0
Total regional subsidiaries	457	+8.5%	254	+8.2%	55.4%	-0.2

4th Quarter 2003-04	Capacity (ASK)		Traffic (RPK)		Load factor	
	million	%	million	%	%	change
Group long-haul	**24,710**	**+5.4%**	**19,546**	**+4.7%**	**79.1%**	**-0.6**
Americas	*9,340*	*+10.1%*	*7,331*	*+11.8%*	*78.5%*	*+1.2*
Asia	*5,644*	*+8.2%*	*4,510*	*+8.9%*	*79.9%*	*+0.5*
Africa-Middle East	*3,423*	*+3.5%*	*2,553*	*+7.2%*	*74.6%*	*+2.6*
Caribbean-Indian Ocean	*6,366*	*-2.4%*	*5,198*	*-8.1%*	*81.6%*	*-5.1*
Group Europe	**5,485**	**+8.7%**	**3,174**	**+9.0%**	**57.9%**	**+0.2**
Air France	*4,790*	*+8.1%*	*2,789*	*+8.3%*	*58.2%*	*+0.1*
Regional subsidiaries	*695*	*+13.0%*	*385*	*+14.7%*	*55.3%*	*+0.8*
Group domestic	**3,722**	**+3.7%**	**2,306**	**-0.3%**	**62.0%**	**-2.5**
Air France	*3,132*	*+3.6%*	*2,006*	*-0.7%*	*64.1%*	*-2.8*
Regional subsidiaries	*590*	*+4.2%*	*299*	*+2.5%*	*50.8%*	*-0.8*
Total Group	**33,917**	**+5.8%**	**25,026**	**+4.7%**	**73.8%**	**-0.7**
Total Air France	32,632	+5.6%	24,342	+4.6%	74.6%	-0.7
Total regional subsidiaries	1,285	+8.8%	684	+9.1%	53.2%	+0.1

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr
Web site : www.airfrance-finance.com

Fiscal year 2003-04	Capacity (ASK)		Traffic (RPK)		Load factor	
	million	%	million	%	%	change
Group long-haul	**97,317**	**+1.9%**	**77,682**	**+1.3%**	**79.8%**	**- 0.5**
Americas	*39,524*	*+4.8%*	*32,251*	*+6.6%*	*81.6%*	*+1.4*
Asia	*20,382*	*-4.7%*	*15,996*	*-8.4%*	*78.5%*	*- 3.1*
Africa-Middle East	*13,388*	*-3.8%*	*10,048*	*-2.2%*	*75.1%*	*+1.2*
Caribbean-Indian Ocean	*24,395*	*+6.8%*	*19,633*	*+3.3%*	*80.5%*	*- 2.7*
Group Europe	**22,080**	**+6.2%**	**14,047**	**+4.5%**	**63.6%**	**- 1.0**
Air France	*19,449*	*+6.2%*	*12,436*	*+4.2%*	*63.9%*	*- 1.2*
Regional subsidiaries	*2,631*	*+5.9%*	*1,611*	*+7.0%*	*61.2%*	*+0.6*
Group domestic	**15,047**	**+0.5%**	**9,915**	**+1.5%**	**65.9%**	**+0.6**
Air France	*12,782*	*+0.3%*	*8,655*	*+1.9%*	*67.7%*	*+1.0*
Regional subsidiaries	*2,265*	*+1.6%*	*1,260*	*-1.1%*	*55.6%*	*- 1.5*
Total Group	**134,444**	**+2.4%**	**101,644**	**+1.7%**	**75.6%**	**- 0.5**
Total Air France	129,547	+2.4%	98,773	+1.7%	76.2%	- 0.5
Total regional subsidiaries	4,897	+3.9%	2,871	+3.3%	58.6%	- 0.3

Cargo operations

	Capacity (ATK)		Traffic (RTK)		Load factor	
	million	%	million	%	%	change
March 2004 / March 2003	758	+6.1%	505	-1.8%	66.6%	-5.4
4th Quarter 2003-04	2,070	+7.7%	1,328	+3.6%	64.1%	-2.5
Fiscal year 2003-04	8,487	+1.8%	5,432	-0.2%	64.0%	-1.3

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr
Web site : www.airfrance-finance.com